June 13, 2019

William Santana Li
Chief Executive Officer
Knightscope, Inc.
1070 Terra Bella Avenue
Mountain View, CA 94043

        Re: Knightscope, Inc.
            Offering Circular on Form 1-A
            Filed on May 21, 2019
            File no. 024-11004

Dear Mr. Santana Li:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II and III of the Offering Circular

Summary, page 3

1. Please revise to include the conversion ratio for your Series S Preferred shares.
2. Please confirm, if accurate, that there are no shares of Class A common stock presently outstanding.
The holders of the Shares may be further diluted by, or your liquidation preference may become junior to, subsequent offerings., page 8

3. Please revise your risk factor to specifically reference your concurrent offering of Series S
       Preferred Shares under the exemption from registration provided by Regulation D.
The company is controlled by its officers and other stockholders., page 15

4. Please revise to quantify the percentage control held by Mr. Santana Li and Ms. Stephens.
 William Santana Li
Knightscope, Inc.
June 13, 2019
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Robert Shapiro, Senior Staff Accountant, at 202-551-3273, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Celeste M. Murphy, at 202-551-3257, with any other questions.



                                                             Sincerely,
FirstName LastNameWilliam Santana Li
                                                             Division of
Corporation Finance
Comapany NameKnightscope, Inc.
                                                             Office of
Telecommunications
June 13, 2019 Page 2
cc:       Mariya Pivtoraiko
FirstName LastName